UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AppFolio, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

03783C100

(CUSIP Number)

February 22, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 03783C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William E. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 565,183(1)
	6.	Shared Voting Power 1,318,685(2)
	7.	Sole Dispositive Power 565,183(1)
	8.	Shared Dispositive Power 1,318,685(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,883,868
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.2%(3)
12.	Type of Reporting Person (See Instructions) (IN)

(1)	Of these shares, 506,171 shares are held in William E. Oberndorf’s Individual Retirement Account, which is self-directed, 45,900 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as trustee for the Peter Oberndorf Irrevocable Trust, dated 6/30/89, and 13,112 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as trustee for the William E. Oberndorf Irrevocable Trust, dated 6/30/89.
(2)	Of these shares, 1,135,567 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as the sole controlling person of Oberndorf Investments LLC, 182,788 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as a controlling person of the Bill & Susan Oberndorf Foundation and 330 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as an authorized signatory for the account of Caroline G. Oberndorf.
(3)	Based on 11,607,587 shares of Class A common stock outstanding as of October 21, 2016.

CUSIP No. 03783C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bill & Susan Oberndorf Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 182,788(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 182,788(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 182,788
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.6%(2)
12.	Type of Reporting Person (See Instructions) (CO)

(1)	Power is exercised through its two directors, William E. Oberndorf and Susan C. Oberndorf.
(2)	Based on 11,607,587 shares of Class A common stock outstanding as of October 21, 2016.

CUSIP No. 03783C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oberndorf Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,135,567(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,135,567(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,135,567
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.8%(2)
12.	Type of Reporting Person (See Instructions) (OO) – limited liability company

(1)	Power is exercised through William E. Oberndorf as the sole member of the manager of Oberndorf Investments LLC.
(2)	Based on 11,607,587 shares of Class A common stock outstanding as of October 21, 2016.

CUSIP No. 03783C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter C. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,100(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,100(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,100
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1%(2)
12.	Type of Reporting Person (See Instructions) (IN)

(1)	These shares are held in Peter C. Oberndorf’s Individual Retirement Account, which is self-directed.
(2)	Based on 11,607,587 shares of Class A common stock outstanding as of October 21, 2016.
**	Denotes less than.

CUSIP No. 03783C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter Oberndorf Irrevocable Trust, dated 6/30/89
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 45,900(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 45,900(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,900
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4%(2)
12.	Type of Reporting Person (See Instructions) (OO)

(1)	Power is executed through its trustee, William E. Oberndorf.
(2)	Based on 11,607,587 shares of Class A common stock outstanding as of October 21, 2016.

CUSIP No. 03783C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Caroline G. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 330(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 330(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 330
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1%(2)
12.	Type of Reporting Person (See Instructions) (IN)

(1)	William E. Oberndorf is an authorized signatory for the account of Caroline G. Oberndorf.
(2)	Based on 11,607,587 shares of Class A common stock outstanding as of October 21, 2016.
**	Denotes less than.

CUSIP No. 03783C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William E. Oberndorf Irrevocable Trust, dated 6/30/89
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 13,112(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 13,112(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,112
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%(2)
12.	Type of Reporting Person (See Instructions) (OO)

(1)	Power is executed through its trustee, William E. Oberndorf.
(2)	Based on 11,607,587 shares of Class A common stock outstanding as of October 21, 2016.

Preliminary Statement:

This Schedule 13G is filed by the Reporting Persons (as defined in Item 2(a) below) and amends, supplements and replaces in its entirety the Schedule 13D filed by William E. Oberndorf, Bill & Susan Oberndorf Foundation, Oberndorf Investments LLC, Peter C. Oberndorf and Peter Oberndorf Irrevocable Trust (collectively, the “Initial Filers”) on October 16, 2015, as amended by Amendment No. 1 filed by the Reporting Persons on January 15, 2016 (collectively, the “Schedule 13D”), with respect to the shares of Class A Common Stock of AppFolio, Inc. The Schedule 13D had superseded a Schedule 13G previously filed by the Initial Filers on July 7, 2015 with respect to the shares of AppFolio, Inc. This Schedule 13G is being filed pursuant to Rule 13d-1(c) of the Act in accordance with Rule 13d-1(h) of the Act.

Item 1.	(a)	Name of Issuer

AppFolio, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

50 Castilian Drive Goleta, CA 93117

Item 2.	(a)	Name of Person Filing

William E. Oberndorf (“WEO”), Bill & Susan Oberndorf Foundation, a California corporation (“Oberndorf Foundation”), Oberndorf Investments LLC, a Delaware limited liability company (“OBI”), Peter C. Oberndorf (“PCO”), Peter Oberndorf Irrevocable Trust, dated 6/30/89 (“PCO Trust”), Caroline G. Oberndorf (“CGO”) and the William E. Oberndorf Irrevocable Trust, dated 6/30/89 (“Oberndorf Irrevocable Trust”). WEO, Oberndorf Foundation, OBI, PCO, PCO Trust, CGO and Oberndorf Irrevocable Trust are sometimes hereinafter referred to as the “Reporting Persons.”

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

	(b), (c)	Address of Principal Business Office or, if None, Residence; Citizenship of Reporting Persons

The principal business address of WEO is 615 Front Street, San Francisco, CA 94111. WEO is a citizen of the United States of America.

The principal business address of Oberndorf Foundation is 615 Front Street, San Francisco, CA 94111. Oberndorf Foundation is a California corporation.

The principal business address of OBI is 615 Front Street, San Francisco, CA 94111. OBI is a Delaware limited liability company.

The principal business address of PCO is 615 Front Street, San Francisco, CA 94111. PCO is a citizen of the United States of America.

The principal business address of PCO Trust is 615 Front Street, San Francisco, CA 94111. PCO Trust is a trust, established for the benefit of WEO’s son, PCO. WEO is the trustee of PCO Trust. Certain information with respect to WEO is set forth above.

CGO’s address is 615 Front Street, San Francisco, CA 94111. CGO is a citizen of the United States of America.

The principal business address of Oberndorf Irrevocable Trust is 615 Front Street, San Francisco, CA 94111. Oberndorf Irrevocable Trust is a trust, established for the benefit of WEO’s son, William E. Oberndorf. WEO is the trustee of Oberndorf Irrevocable Trust. Certain information with respect to WEO is set forth above.

	(d)	Title of Class of Securities

Class A common stock

	(e)	CUSIP Number:

03783C100

Item 3.	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(b)	(a)	(c)(i)	(c)(ii)	(c)(iii)	(c)(iv)
			Class A Common Stock
			Voting Power		Disposition Power
Reporting Persons	Percent of Class	Amount Beneficially Owned	Sole	Shared	Sole	Shared
William E. Oberndorf	16.2%	1,883,868	565,183	1,318,685	565,183	1,318,685
Bill & Susan Oberndorf Foundation	1.6%	182,788	182,788	0	182,788	0
Oberndorf Investments LLC	9.8%	1,135,567	1,135,567	0	1,135,567	0
Peter C. Oberndorf	**0.1%	4,100	4,100	0	4,100	0
Peter Oberndorf Irrevocable Trust, dated 6/30/89	0.4%	45,900	45,900	0	45,900	0
Caroline G. Oberndorf	**0.1%	330	0	330	0	330
William E. Oberndorf Irrevocable Trust, dated 6/30/89	0.1%	13,112	13,112	0	13,112	0

**	Denotes less than

The foregoing percentages are based on 11,607,587 shares of Class A common stock outstanding as of October 21, 2016 as set forth in AppFolio, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 7, 2016.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, or other proceeds from the sale of, the Class A common stock held by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2017

/s/ Gary Scheier
Signature

Gary Scheier
Attorney-in-fact for:

William E. Oberndorf (1)
Bill & Susan Oberndorf Foundation (1)
Oberndorf Investments LLC (1)
Peter C. Oberndorf (1)
Peter Oberndorf Irrevocable Trust, dated 6/30/89 (1)
Caroline G. Oberndorf (1)
William E. Oberndorf Irrevocable Trust, dated 6/30/89 (1)

(1) A Power of Attorney authorizing Gary Scheier to act on behalf of this person or entity was previously filed.

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement Pursuant to Rule 13d-1(k)

Exhibit A

Pursuant to Rule 13d-1(k) or Regulation 13D-G of the General Rule and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in capacities set forth below.

February 22, 2017

/s/ Gary Scheier
Signature

Gary Scheier
Attorney-in-fact for:

William E. Oberndorf (1)
Bill & Susan Oberndorf Foundation (1)
Oberndorf Investments LLC (1)
Peter C. Oberndorf (1)
Peter Oberndorf Irrevocable Trust, dated 6/30/89 (1)
Caroline G. Oberndorf (1)
William E. Oberndorf Irrevocable Trust, dated 6/30/89 (1)

(1) A Power of Attorney authorizing Gary Scheier to act on behalf of this person or entity was previously filed.